UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Contango ORE, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

21077F100

(CUSIP Number)

Bruce C. Kirchhoff

Vice President, General Counsel and Secretary

Royal Gold, Inc.

1660 Wynkoop Street, Suite 1000

Denver, Colorado 80202

(303) 573-1660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077F100		13D

1	Names of Reporting Persons Royal Gold, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 809,744

	8	Shared Voting Power 0

	9	Sole Dispositive Power 809,744

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 809,744

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 13.2%(1)

14	Type of Reporting Person (See Instructions) CO

(1)  Based on 6,153,266 shares of common stock of the Issuer outstanding as of August 30, 2018, as disclosed in the Issuer’s most recent Annual Report on Form 10-K filed on August 30, 2018.

CUSIP No. 21077F100	13D

Item 1.                                 Security and Issuer

This Amendment No. 2 (the “Amendment No. 2”) amends the statement on Schedule 13D filed with the SEC on April 16, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 (the “Amendment No. 1”) to the Original Schedule 13D filed with the SEC on June 29, 2018, with respect to the common stock (the “Common Stock”), $0.01 per share par value, of Contango ORE, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098. The Original Schedule 13D, as amended by Amendment No. 1, is referred to herein as “Schedule 13D”. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 2.                                 Identify and Background

Item 2 of Schedule 13D is hereby amended by amending Schedule A to remove the name and information of Karli S. Anderson.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

On October 3, 2018, the second closing under the Stock Purchase Agreement, as supplemented by the Side Letter, was completed, and 127,188 CORE Shares were delivered to Royal Gold, Inc. Consideration for these CORE Shares delivered at the second closing came from the working capital of Royal Gold, Inc.

Item 5.                                 Interest in Securities of the Issuer

Item 5 (a) and (b) of the Schedule 13D is hereby replaced by the following:

(a) — (b) On October 3, 2018, Royal Gold, Inc. beneficially owns 809,744 shares of Common Stock, 682,556 shares of which were delivered to Royal Gold, Inc. on June 28, 2018 as part of the first closing and 127,188 shares of which were delivered on October 3, 2018 as part of the second closing. Using 6,153,266 as the number of shares of Common Stock outstanding as of August 30, 2018, which number is based on information set forth in the Annual Report on Form 10-K filed by the Issuer with the Commission on August 30, 2018, Royal Gold, Inc. has the sole voting power and sole dispositive power with respect to approximately 13.2% of the issued and outstanding Common Stock.

To Royal Gold, Inc.’s knowledge, no shares of the Common Stock are beneficially owned by any of the persons listed on Schedule A.

CUSIP No. 21077F100	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2018

ROYAL GOLD, INC.

By:	/s/ Bruce C. Kirchhoff
Name:	Bruce C. Kirchhoff
Title:	Vice President, General Counsel and Secretary

CUSIP No. 21077F100	13D

SCHEDULE A

Set forth below is a list of the directors and executive officers of Royal Gold, Inc. setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Royal Gold, Inc.’s knowledge, all directors and officers listed below are citizens of the United States, unless otherwise indicated. Unless otherwise indicated below the business address of each person is c/o Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202.

Directors of Royal Gold, Inc.

Name	Present Principal Occupation and Business Address of Such Organization
William M. Hayes	Retired mining executive
Tony A. Jensen	President and CEO of Royal Gold, Inc.
Kevin McArthur	Executive Chair, Tahoe Resources, Inc. 1055 West Georgia Street, Suite 1500 Vancouver, B.C., V6E 4N7
Jamie C. Sokalsky*	Retired mining executive
Christopher M.T. Thompson	Retired mining executive
Ronald J. Vance	Retired mining executive
Sybil E. Veenman*	Retired mining executive

Executive Officers of Royal Gold, Inc.

Name	Present Principal Employment
Tony A. Jensen	President and CEO
William H. Heissenbuttel	CFO and VP Strategy
Mark E. Isto	VP Operations
Bruce C. Kirchhoff	VP, General Counsel and Secretary

* Canadian citizen.